July 23, 2018

VIA EDGAR

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:                           Frontier Funds, Inc. (Registration Nos.: 333-7305; 811-07685)
Preliminary Proxy Statement

Dear Ms. Dubey:

The purpose of this letter is to respond to additional comments received from you on July 19, 2018, regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Frontier Funds, Inc. (the “Registrant”) on June 27, 2018, and our response letter to your initial comments dated July 18, 2018.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy Statement.

1.                                      Comment:   In accordance with Item 22(c)(6), please disclose the monetary benefit received by Mr. Forsyth for the sale of the Distributor and Frontier Partners to FNAH under “Background to Proposals.”

Response: As stated in response #4 to our original response letter, this disclosure was not added because the investment adviser, Frontegra, was not a party to the transactions involving the Distributor or Frontier Partners.  Item 22(c)(6) also requires disclosure of certain transactions involving parents and subsidiaries of the investment adviser as well as subsidiaries of a parent, but no parent or subsidiary of Frontegra (the relevant investment adviser for purposes of Proposals 2-4), or any subsidiary of a parent of Frontegra, was involved in the sale of the Distributor or Frontier Partners.  Moreover, the Registrant believes that the consideration for the sale of these two companies is neither material nor relevant to shareholders of the Subadvised Funds, who are being asked to approve new investment advisory and subadvisory agreements with Frontegra, not with the Distributor or Frontier Partners.

2.                                      Comment:  Please revise the disclosure under “The Transaction” to indicate that MFG Asset Management is the party paying compensation to Frontier Partners or the Distributor under the consulting and marketing services agreements.  Please also supplement the response to comment #14 in the original response letter to indicate that MFG Asset Management is the party paying referral fees to the Distributor.

Response:  The Registrant supplementally confirms that MFG Asset Management is the party paying referral fees to Frontier Partners or the Distributor.  The disclosure under “The Transaction” has been revised accordingly.

3.                                      Comment:  Please add disclosure to Proposal 2, “Compensation Paid to Frontegra,” explaining that Frontegra will also be entitled to recoup fees under the New Advisory Agreement.

Response:  The requested disclosure has been added.

*****

Please call me at (414) 287-9517 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen R. Drought

Ellen R. Drought

cc:              William D. Forsyth III

Elyce D. Dilworth